FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                              For November 6, 2002


                                   Regus plc

                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                    Form 40-F
                         ---                             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                              No  X
                         ---                             ---

                                   Regus plc

                               INDEX TO EXHIBITS

Item
----
1. Press Release dated November 6, 2002

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Regus plc



Date: November 6, 2002             By: /s/ Stephen Stamp
                                      -------------------------------------
                                   Name:  Stephen Stamp
                                   Title: Group Finance Director

                                                                         Item 1


                                  [REGUS LOGO]


                                 PRESS RELEASE


     Embargoed until 12:00 noon GMT, 7:00 am EST Wednesday 6 November 2002


                             THIRD QUARTER RESULTS
                              TO 30 SEPTEMBER 2002

Chertsey, UK, 6 November 2002, Regus plc, the global serviced office provider (LSE: RGU.L, NASDAQ:REGS) announces its results for the three months ended 30 September 2002.

Announcing the results, Chairman John Matthews commented: "Revenues have been stable for three consecutive quarters and our cost base is firmly under control. Our forward order book remains strong. By 1 January 2003, we expect to have contracted half of next year's budgeted workstation revenues. Nonetheless, these remain difficult times for the business services sector".

Key financials:

                                      3 months ended                      9 months ended
                                     30 Sept      30 Sept               30 Sept      30 Sept
                                        2002         2001                  2002         2001
                                    (pound)m     (pound)m              (pound)m     (pound)m

Turnover                               109.3        123.1     -11.2%      329.4        393.9     -16.4%
Centre Contribution*                     4.9         11.2     -56.2%       17.9         68.4     -73.8%
Operating (loss)*                      (13.1)       (10.6)     -2.5m      (32.3)        (7.3)      -25m

Exceptional Item                        (0.9)       (87.0)                 (0.9)       (90.2)
Operating (loss)                       (14.0)       (97.6)     83.6m      (33.2)       (97.5)     64.3m
EPS (basic & diluted)(p)*               (2.9)        (2.8)     -0.1p       (7.4)        (4.0)     -3.4p
EPADS (basic & diluted)(c)+*           (22.6)       (20.3)     -2.3c      (55.4)       (29.0)    -26.4c

Average(pound):$                        1.56         1.45                   1.49        1.44

* before exceptional
+  based on UK GAAP

Operational

- Regus operates 419 centres in more than 240 cities in 52 countries. We are the world's largest operator of business centres.

- Regus now has the highest number of occupied workstations in its history with more than 57,750 customers using our centres on a daily basis. The average number of occupied workstations in the third quarter was up 18% on the same quarter in 2001.

Financial

- Turnover at(pound)109.3 million for the quarter was down 11.2% on the third quarter of 2001 but flat compared with the second quarter of 2002.

- Revenue per available workstation (REVPAW) from established centres was(pound)1,335 (2001: (pound)1,765), down 2% on the second quarter.

- At(pound)122 million, costs, fixed and variable, were 3% higher on the previous quarter.

- Cash at bank totalled(pound)66.9 million at 30 September 2002 of which(pound)35.4 million was free cash.

-    Although net cash increased to(pound)20.7 million at 30 September (30
     June: (pound)3.3 million), cash generation remains the Board's priority.

- Capital expenditure in the third quarter was(pound)2.6 million, in line with expectations.

- There were contracted forward orders of(pound)275 million at 30 September 2002 (based on workstation revenue but excluding service revenue).

Enquiries:

Regus
Stephen Jolly, Group Communications Adviser                Tel: +44 1932 895138

Financial Dynamics
Richard Mountain                                           Tel: +44 20 7269 7291

THE "SAFE HARBOR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group's business, financial condition, results of operations and certain of the Group's plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group's future cash flow position, the Group's cost reduction programme, expectations regarding sales, trading profit and growth, the Group's possible or assumed future results of operations and/or those of the Group's associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that include the words "believe", "expect", "intend", "plan", "anticipate" or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company's business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company's lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission.

You should read the Company's Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

Results of operations

Review of third quarter 2002

The following table sets forth the Group's revenue, centre contribution and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres compared with new centres:

                                                    (in (pound)millions, except workstations)
                                         2002                                                 2001
                   -------------------------------------------------    -------------------------------------------------
                                     Centre***                                            Centre***        Workstations
                     Revenue       Contribution       Workstations        Revenue        Contribution      (re-based)*

UK & Ireland              44.0               7.6             27,168            49.5            11.3             26,422
Rest of Europe            35.6               1.6             31,523            37.1             3.9             28,134
Americas                  22.1              (5.0)            23,956            27.9            (4.7)            23,148
Rest of World              7.6               0.7              5,845             8.6             0.7              5,630
                   -----------       -----------       ------------    ------------    ------------       ------------
                         109.3               4.9             88,492           123.1            11.2             83,334
                   -----------       -----------       ------------    ------------    ------------       ------------

Established
centres**                 88.7               8.1             66,452            88.1            16.7             49,905
New centres               20.6             (3.2)             22,040            35.0            (5.5)            33,429
                   -----------       -----------       ------------    ------------    ------------       ------------
                         109.3               4.9             88,492           123.1            11.2             83,334
                   -----------       -----------       ------------    ------------    ------------       ------------


* At 1 January 2002 a complete review of workstation capacity was carried out. The number of workstations in our centres increased by 1,890 and the 2001 comparatives have been updated from those previously reported to reflect the re-basing exercise.
** Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.
***  Before exceptional items


Revenue

Regus' revenue on a global basis was (pound)109.3 million in the third quarter 2002 ((pound)123.1 million in the third quarter 2001). The weighted average number of available workstations increased 6.2% to 88,492 from 83,334 (re-based) over the same period. In the third quarter 2002, Regus opened three new centres and eight centres were closed.

Revenue from established centres was(pound)88.7 million in the third quarter 2002 (2001: (pound)88.1 million). Revenue per workstation in Regus' established centres was(pound)1,335 (2001: (pound)1,765) reflecting the impact of the new pricing model. Revenue from new centres was(pound)20.6 million
(2001: (pound)35.0 million). Revenue per workstation in Regus' new centres was(pound)935 (2001: (pound)1,047).

Revenue in the UK and Ireland was(pound)44 million (2001: (pound)49.5 million). Revenue per workstation was(pound)1,620 (2001: (pound)1,873).

Revenue in the Rest of Europe was(pound)35.6 million (2001: (pound)37.1 million). Revenue per workstation was (pound)1,129 (2001: (pound)1,319). In the third quarter 2002, two new centres were opened and four centres were closed.

Revenue in the Americas was(pound)22.1 million (2001: (pound)27.9 million). Revenue per workstation was(pound)923 (2001: (pound)1,205). Regus opened one new centre in the quarter and closed two centres.

Revenue in the Rest of the World was(pound)7.6 million (2001: (pound)8.6 million). Revenue per workstation was (pound)1,300 (2001: (pound)1,528). Two centres were closed in the quarter.


Centre contribution

Centre contribution on a global basis was(pound)4.9 million in the third quarter 2002 (2001: (pound)11.2 million). Centre contribution from established centres was(pound)8.1 million (2001: (pound)16.7 million) with a centre contribution margin in established centres of 9% (2001: 19%). Centre contribution from new centres improved to a negative(pound)3.2 million (2001: negative(pound)5.5 million).

Centre contribution in the UK and Ireland was(pound)7.6 million (2001:
(pound)11.3 million). Centre contribution margin was 17% in the third quarter (2001: 23%).

In the Rest of Europe, centre contribution was(pound)1.6 million (2001:
(pound)3.9 million). Centre contribution margin in the Rest of Europe was 4% in the third quarter (2001: 11%).

Centre contribution from the Americas was a negative (pound)5 million, compared with a negative (pound)4.7 million in 2001.

Centre contribution in the Rest of the World was(pound)0.7 million (2001:
(pound)0.7 million) Centre contribution margin in the Rest of the World was 9% in the third quarter (2001: 8%).


Administrative expenses

Administrative expenses including goodwill amortisation decreased 20% to (pound)16.3 million (2001: (pound)20.4 million) due to the effects of the cost reduction programme. Overall, administrative expenses fell to 15% as a percentage of revenues compared to 17% in the third quarter of 2001, before exceptional items. Sales and marketing costs decreased 4% to (pound)8.7 million (2001: (pound)9.1 million), but increased as a percentage of revenue to 8% (2001: 7%) due to increased marketing activity including newspaper inserts and sponsorship of the Ryder cup. Regional and central overheads decreased to (pound)7.5 million (2001: (pound)11.3 million) and decreased as a percentage of revenue to 7% (2001: 9%).

Liquidity and capital resources

Cash at bank and in hand at 30 September 2002 was (pound)66.9 million of which (pound)35.4 million was free cash. This compares with cash at bank at 30 June 2002 of (pound)65.4 million of which (pound)28.8 million was free cash.

Total indebtedness at 30 September 2002 was (pound)18.3 million, which included (pound)12.0 million in respect of the convertible debentures issued in December 2001. The Group also had outstanding finance lease obligations of (pound)28.0 million, of which (pound)11.6 million is due within one year. Total indebtedness at 30 June 2002 was (pound)30.9 million, including (pound)24.0 million in respect of the convertible debentures.

Cash inflow from operating activities in the nine months ended 30 September 2002 was (pound)6.6 million, with working capital management contributing (pound)4.8 million. The net working capital inflow in the three months was (pound)23.7 million and comprised a reduction in debtors of (pound)18.0 million and an increase in creditors of (pound)5.7 million. Working capital in the quarter benefited from the closing out of a currency hedge in respect of short-term intra-group loans and an improvement in collections performance of (pound)9.6 million and (pound)7.3 million respectively. In addition, the closure of the hedge together with other initiatives, resulted in the release of (pound)5.1 million from blocked cash to free cash. Lastly, in the quarter, an insurance receipt of (pound)3.8 million was received in respect of the World Trade Center, New York.

Net cash outflow before management of liquid resources and financing for the nine months was (pound)9.7 million after paying tax of (pound)3.0 million, interest (net) of (pound)2.0 million and capital expenditure of (pound)11.5 million.

By the end of September, the Group had made seven of ten equal monthly repayments of (pound)4 million against the 5 per cent unsecured, senior convertible debentures issued in December 2001. Since the quarter-end, further repayments of (pound)4 million each have been made in October and November.

Net cash (cash at bank less total indebtedness and finance leases) increased from (pound)3.3 million at 30 June 2002 to (pound)20.7 million at 30 September 2002.

Notwithstanding the improvement in liquidity in the third quarter, cash generation remains the Board's priority. Accordingly, the Board continues actively to pursue means of improving the Group's liquidity including, but not limited to, continued cost reduction programmes and the sale of non-core assets.


Listing on NASDAQ

In view of the relatively small number of American Depositary Shares (ADSs) outstanding and the low levels of trading volumes on the NASDAQ National Market in the United States, we have decided to voluntarily delist our ADSs (NASDAQ:
REGS) from NASDAQ. The Company's listing on the London Stock Exchange, as well as the Company's registration with the US Securities and Exchange Commission, will be unaffected by this move. As a result of the voluntary delisting, the Company's ADSs will be eligible for quotation in the over-the-counter (OTC) market in the United States. The Company has sent a letter to NASDAQ requesting that the Company's ADSs be delisted from the NASDAQ National Market as of the close of business on 7 November 2002.

Quarterly reporting

In line with the proposed de-listing on NASDAQ and with a view to further cost reductions, we have decided to revert to a semi-annual reporting format with effect from next year. The change in reporting format is in accordance with all applicable UK and US securities laws and the requirements of the London Stock Exchange.

Regus plc
Consolidated profit and loss account
For the 9 months ended 30 September 2002 and 30 September 2001

                                                               3 months            3 months            9 months          9 months
                                                                  ended               ended               ended             ended
                                                            30 Sept '02         30 Sept '01         30 Sept '02       30 Sept '01
                                                            (unaudited)         (unaudited)         (unaudited)       (unaudited)
                                                            (pound)'000         (pound)'000         (pound)'000       (pound)'000

Turnover (including share of joint ventures)                    111,662             125,908             336,643           402,951

Less: Share of turnover of joint ventures                        (2,352)             (2,814)             (7,292)           (9,003)
                                                           ------------        ------------        ------------      ------------
                                                                109,310             123,094             329,351           393,948
Turnover

-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales (centre costs)*                                 (104,410)           (111,926)           (311,403)         (325,592)
Exceptional Items                                                 (903)            (37,536)               (903)          (37,536)
-----------------------------------------------------------------------------------------------------------------------------------

Cost of sales (centre costs)                                  (105,313)           (149,462)           (312,306)         (363,128)
                                                           ------------        ------------        ------------      ------------
                                                                  3,997            (26,368)              17,045            30,820
Gross profit (centre contribution)

-----------------------------------------------------------------------------------------------------------------------------------
Administration expenses before exceptional items               (16,281)            (20,372)            (45,720)          (71,863)
Exceptional Items                                                     -            (49,432)                   -          (52,677)
-----------------------------------------------------------------------------------------------------------------------------------

Administration expenses                                        (16,281)            (69,804)            (45,720)         (124,540)
                                                           ------------        ------------        ------------      ------------
Group operating loss                                           (12,284)            (96,172)            (28,675)          (93,720)

Share of operating loss in joint ventures                       (1,710)             (1,416)             (4,501)           (3,815)
                                                           ------------        ------------        ------------      ------------
Total operating loss: Group and share of joint ventures        (13,994)            (97,588)            (33,176)          (97,535)

Net interest (payable)/receivable
- Group                                                         (1,390)               (347)             (4,530)               519
- Joint ventures                                                   (34)                (61)               (111)             (170)
                                                           ------------        ------------        ------------      ------------
                                                               (15,418)            (97,996)            (37,817)          (97,186)
Loss on ordinary activities before tax

Tax on loss on ordinary activities**                            (2,087)             (3,483)             (6,000)          (15,400)
                                                           ------------        ------------        ------------      ------------
                                                               (17,505)           (101,479)            (43,817)         (112,586)
Loss on ordinary activities after tax

Minority interests (equity)                                         251                 345                 932             1,283
                                                           ------------        ------------        ------------      ------------
Retained loss for the period                                    (17,254)           (101,134)            (42,885)         (111,303)
                                                           ============        ============        ============       ===========

Loss per ordinary share:
Basic & diluted (p)                                                (3.0)              (17.9)               (7.6)            (19.8)
Basic & diluted before exceptional items (p)                       (2.9)               (2.8)               (7.4)             (4.0)


All results arose from continuing operations

* Before exceptional items
** Includes tax credit on exceptional items

Regus plc
Consolidated balance sheets
As at 30 September 2002 and 31 December 2001

                                                                    As at                As at
                                                             30 Sept 2002          31 Dec 2001
                                                              (unaudited)            (audited)
                                                              (pound)'000          (pound)'000

Fixed assets
Intangible assets                                                   4,039                4,307
Tangible assets                                                   205,599              242,299

Investments
Investments in own shares                                           3,805                3,805
Other investments                                                      30                   33
Interest in joint ventures:
                                                             ------------         ------------
         Share of gross assets                                          -               15,656
         Share of gross liabilities                                     -             (14,562)
                                                             ------------         ------------
                                                                        -                1,094
                                                             ------------         ------------
Total investments                                                   3,835                4,932
                                                             ------------         ------------
                                                                  213,473              251,538
                                                             ------------         ------------

Current assets
Stock                                                                 396                  392
Debtors: amounts falling due within one year                      110,117              114,288
Debtors: amounts falling due after one year                         3,000                3,000
Cash at bank and in hand                                           66,947              117,074
                                                             ------------         ------------
                                                                  180,460              234,754

Creditors: amounts falling due within one year
(including convertible debt)                                     (305,652)            (344,392)

Provision for deficit on joint ventures
                                                             ------------         ------------
         Share of gross assets                                     13,576                    -
         Share of gross liabilities                               (16,390)                   -
                                                             ------------         ------------
                                                                   (2,814)                   -

Provisions for liabilities and charges due within one year        (12,684)             (19,953)
                                                             ------------         ------------
Net current liabilities                                          (140,690)            (129,591)
                                                             ------------         ------------
Total assets less current liabilities                              72,783              121,947

Creditors: amounts falling due after more than
one year                                                          (18,538)             (24,806)

Provisions for liabilities and charges due
after more than one year                                           (1,514)              (8,349)
                                                             ------------         ------------
Net assets                                                         52,731               88,792
                                                             ============         ============

Capital and reserves
Called up share capital                                            29,106               29,106
Share premium account                                             279,765              279,765
Other reserves                                                      6,495                4,056
Profit and loss account                                          (262,634)            (224,482)
                                                             ------------         ------------
Equity shareholders' funds                                         52,732               88,445

Equity minority interests                                             (1)                  347
                                                             ------------         ------------
                                                                   52,731               88,792
                                                             ============         ============

Regus plc
Consolidated cash flow statement
For the nine months ended 30 September 2002 and 30 September 2001

                                                                 9 months             9 months
                                                                    ended                ended
                                                               30 Sept 02           30 Sept 01
                                                              (unaudited)          (unaudited)
                                                              (pound)'000          (pound)'000

Cash inflow from continuing operating activities
Net cash inflow                                                     6,648               53,454
Outflow relating to exceptional items                                   0               (7,418)
                                                             ------------         ------------
Net Cash inflow from continuing operating activities                6,648               46,036
                                                             ------------         ------------

Returns on investments and servicing of finance
Interest received                                                   1,344                3,618
Interest paid                                                      (1,361)              (2,492)
Interest paid on finance leases                                    (1,979)              (2,489)
                                                             ------------         ------------
                                                                   (1,996)              (1,363)
                                                             ------------         ------------

Taxation
Tax paid                                                           (3,023)              (8,986)
                                                             ------------         ------------
                                                                   (3,023)              (8,986)
                                                             ------------         ------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                 (11,533)            (101,106)
Sale of tangible fixed assets                                         339                   17
                                                             ------------         ------------
                                                                  (11,194)            (101,089)
                                                             ------------         ------------

Acquisitions and disposals
Purchase of subsidiary undertakings                                   649               (5,832)
Investments in joint ventures                                        (745)              (4,631)
                                                             ------------         ------------
                                                                      (96)             (10,463)
                                                             ------------         ------------

Cash outflow before management of liquid
resources and financing                                            (9,661)             (75,865)

Management of liquid resources                                     58,350               81,303

Financing                                                         (38,696)             (13,095)
                                                             ------------         ------------
Increase/(decrease) in cash in the period                           9,993              (7,657)
                                                             ============         ============

Regus plc
Statement of total recognised gains and losses
For the nine months ended 30 September 2002 and the nine months ended 30 September 2001

                                                                 9 months             9 months
                                                                    ended                ended
                                                             30 Sept 2002         30 Sept 2001
                                                              (unaudited)          (unaudited)
                                                              (pound)'000          (pound)'000

Retained loss for the financial period                            (42,885)            (111,303)

Currency translation differences                                    4,722                2,267

Tax charge on exchange differences                                      -                 (295)
                                                             ------------         ------------
Total recognised gains and losses for the period                  (38,163)            (109,331)
                                                             ============         ============


Reconciliation of movements in consolidated shareholders' funds

                                                                 9 months            12 months
                                                                    ended                ended
                                                             30 Sept 2002          31 Dec 2001
                                                              (unaudited)            (audited)
                                                              (pound)'000          (pound)'000

Retained loss for the financial period                            (42,885)            (118,238)

Ordinary shares issued net of issue costs                               -                3,396

Currency translation differences                                    4,722                  197

Reclassification of fair value of warrants
to non-distributable reserves                                       2,450                    -
                                                             ------------         ------------
                                                                  (35,713)            (114,645)
Decrease in shareholders' funds

Shareholders' funds at 1 January                                   88,445              203,090
                                                             ------------         ------------
Shareholders' funds at period end                                  52,732               88,445
                                                             ============         ============

Notes

1.   Segmental reporting

                                                                                                    Turnover:

                                                      3 months ended                         9 months ended
                                                      30 September                           30 September
                                                     2002               2001                2002              2001
                                              (unaudited)        (unaudited)         (unaudited)       (unaudited)
                                              (pound)'000        (pound)'000         (pound)'000       (pound)'000

UK & Ireland                                       44,764             49,905             134,359           165,285
Rest of Europe                                     35,641             37,084             104,339           115,450
Americas                                           23,625             30,361              75,032            96,588
Rest of World                                       7,632              8,558              22,913            25,628
                                             ------------       ------------        ------------      ------------
                                                  111,662            125,908             336,643           402,951
                                             ------------       ------------        ------------      ------------

Total Group                                       109,310            123,094             329,351           393,948
Total joint ventures                                2,352              2,814               7,292             9,003

Loss before interest and tax:

                                                      3 months ended                         9 months ended
                                                      30 September                           30 September
                                                     2002               2001                2002              2001
                                              (unaudited)         (unaudited         (unaudited)        (unaudited
                                                                & re-stated)                          & re-stated)
                                              (pound)'000        (pound)'000         (pound)'000       (pound)'000

UK & Ireland                                        4,502              9,468              14,429            35,402
Rest of Europe                                     (2,386)            (1,034)             (5,814)            1,095
Americas                                          (10,409)           (13,744)            (28,092)          (31,566)
Rest of World                                        (130)              (534)             (1,184)           (3,896)
Other office costs                                 (4,668)            (4,776)            (11,612)           (8,357)
Exceptional Item                                     (903)           (86,968)               (903)          (90,213)
                                             ------------       ------------        ------------      ------------
                                                  (13,994)           (97,588)            (33,176)          (97,535)
                                             ------------       ------------        ------------      ------------

Total Group                                       (12,284)           (96,172)            (28,675)          (93,720)
Total joint ventures                               (1,710)            (1,416)             (4,501)           (3,815)

Figures for 2001 have been re-stated to exclude internal management fees.

2.   Exceptional charges

Included in the results for the nine months ended 30th September 2002 and 2001 are exceptional charges totalling (pound)0.9 million and (pound)90.2 million respectively. The charges in 2002 relate to a business interruption insurance receipt In respect of the World Trade Centre, New York ((pound)3.8 million) and various centre closure and related costs ((pound)4.7 million). The costs in 2001 relate to fees in respect of the aborted merger with HQ Global Workplaces ((pound)3.2 million); write-down of investment in own shares ((pound)32.9 million); write-down of software assets ((pound)4.6 million); non-recoverable Ryder Cup expenditure ((pound)2.3 million); restructuring and redundancy costs ((pound)5.4 million); write-down of acquisition goodwill ((pound)4.7 million); and costs associated with reducing workstation capacity ((pound)37.1 million).


3.   (Loss)/profit per share

Loss per share after exceptional items is based on losses for the three months ended 30 September 2002 and 2001 of (pound)(17,254,000) and
(pound)(101,134,000) respectively. Loss per share before exceptional items is based on losses for the three months ended 30 September 2002 of (pound)(16,351,000) and for the 3 months ended 30 September 2001
(pound)(15,780,000) after adjusting for tax of (pound)1,614,000 on the exceptional item. Losses per share are calculated using the following weighted average numbers of shares:

                                 3 months ended              9 months ended
                                 30 September                30 September
                                 2002            2001        2002          2001
                                000's           000's       000's         000's

Ordinary shares
- basic & fully diluted       564,070         563,944     564,047       563,370

4.(a) Reconciliation of operating loss to net cash inflow from operating activities

                                                    9 months           9 months
                                                       ended              ended
                                                  30 Sept 02         30 Sept 01
                                                 (unaudited)        (unaudited)
                                                 (pound)'000        (pound)'000
Continuing operations
Operating loss                                       (28,675)           (93,720)
Depreciation charge                                   43,442             56,672
Goodwill amortisation                                    179                237
Loss on disposal of fixed assets                         472             50,673
Loss on Business Disposals                               277                  -
(Decrease)/Increase in provisions                    (13,815)            29,501
Increase in stocks                                        (6)               (61)
Decrease in debtors                                   10,687             10,629
Decrease in creditors                                 (5,913)            (7,895)
                                                 -----------        -----------
Net cash inflow from continuing operations             6,648             46,036
                                                 ===========        ===========

The cash inflow for 2002 includes a (pound)14.7 million outflow relating to the exceptional item charged during the previous year. The cash inflow for 2001 includes a (pound)7.4 million outflow relating to the exceptional item charged during that year.


4.(b)  Financing and management of liquid resources

                                                    9 months           9 months
                                                       ended              ended
                                                  30 Sept 02         30 Sept 01
                                                 (unaudited)        (unaudited)

                                                 (pound)'000        (pound)'000
Management of liquid resources

New cash deposits                                    (10,952)            (8,783)
Repayment of cash deposits                            69,302             90,086
                                                 -----------        -----------
                                                      58,350             81,303
                                                 ===========        ===========

Financing
New loans                                              1,069              1,689
Repayment of loans                                   (28,897)            (4,287)
Payment of principal under finance leases            (11,480)           (12,171)
Issue of equity shares                                   612              1,766
Issue costs                                                -                (92)
                                                 -----------        -----------
                                                     (38,696)           (13,095)
                                                 ===========        ===========

4.(c)  Reconciliation of net cash flow to movement in net funds

                                                    9 months           9 months
                                                       ended              ended
                                                  30 Sept 02         30 Sept 01
                                                 (unaudited)        (unaudited)
                                                 (pound)'000        (pound)'000

                                                       9,993             (7,657)
Increase/(decrease) in cash in the period
Cash outflow from change in borrowings and
  finance leases                                      39,308             14,769
Cash inflow from change in liquid resources          (58,350)           (81,303)
                                                 -----------        -----------
Change in net funds from cash flows                   (9,049)           (74,191)

Acquisitions                                               -               (663)
Other non-cash items:
New finance leases                                    (3,088)           (19,820)
Un-amortised warrants reserve                            113                  -
Translation difference                                 1,663               (884)
                                                 -----------        -----------
Movement in net funds in the period                  (10,361)           (95,558)

Net funds at 1 January                                31,029            130,013
                                                 -----------        -----------
Net funds at 30 September                             20,668             34,455
                                                 ===========        ===========


4.(d)  Analysis of changes in net funds

                                              At 1                                                                   At 30
                                               Jan                            Non-cash          Exchange         September
                                              2002         Cashflow            changes          movement              2002
                                       (pound)'000       (pound)'000       (pound)'000       (pound)'000       (pound)'000

Cash at the bank and in hand                24,247             8,572                 -              (200)           32,619
Overdrafts                                  (2,781)            1,421                 -                78            (1,282)
                                       -----------       -----------       -----------       -----------       -----------
                                            21,466             9,993                 -              (122)           31,337

Debt due after 1 year                       (1,330)             (720)              (17)               45            (2,022)
Debt due within 1 year                     (43,961)           28,547               130               272           (15,012)
Finance leases due after 1 year            (23,064)            8,335            (2,606)              935           (16,400)
Finance leases due within 1 year           (14,909)            3,146              (482)              682           (11,563)
                                       -----------       -----------       -----------       -----------       -----------
                                           (83,264)           39,308            (2,975)            1,934           (44,997)
Liquid resources                            92,827           (58,350)                -              (149)           34,328
                                       -----------       -----------       -----------       -----------       -----------
                                            31,029            (9,049)           (2,975)            1,663            20,668
                                       ===========       ===========       ===========       ===========       ===========

Liquid Resources at 30 September 2002 include cash held on deposit of which (pound)2.9 million (December 2001: (pound)3.2 million) relates to collateral against bank loans and (pound)28.7 million (December 2001: (pound)28.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases, reclassifications between categories and the balance of the warrants reserve after amortisation based on a constant rate of return on the outstanding balance. At 30 September the warrant reserve is (pound)2,450,000 of which (pound)2,337,000 has been charged to the profit and loss account.

4.(e) Consolidated cash flow statement for the three months ended 30 September 2002

                                                          3 months
                                                             ended
                                                        30 Sept 02
                                                        (unaudited)
                                                       (pound)'000

Cash inflow from continuing operating activities
Net cash inflow                                             22,328
                                                       -----------

Returns on investments and servicing of finance
Interest received                                              128
Interest paid                                                 (422)
Interest paid on finance leases                               (574)
                                                       -----------
                                                              (868)
                                                       -----------

Taxation
Tax paid                                                      (612)
                                                       -----------
                                                              (612)
                                                       -----------

Capital expenditure and financial investment
Purchase of tangible fixed assets                           (2,561)
Sale of tangible fixed assets                                   33
                                                       -----------
                                                            (2,528)
                                                       -----------

Acquisitions and disposals
Purchase of subsidiary undertakings                            693
Investments in joint ventures                                    -
                                                       -----------
                                                               693
                                                       -----------

Cash inflow before management of liquid
resources and financing                                     19,013

Management of liquid resources                               3,676

Financing                                                  (15,703)
                                                       -----------
Increase in cash in the period                               6,986
                                                       ===========


5.   Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts. The financial information for 2001 is derived from the statutory accounts for the year, which have been delivered to the Registrar of companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The directors have reviewed the Group's cash resources and projections in the context of the current and expected future levels of trading having regard to the planned actions described on page 5 of the announcement under the heading "Liquidity and capital resources". Notwithstanding that the Group has suffered a net cash outflow of (pound)9.7 million before management of liquid resources and financing for the nine months ended 30 September 2002 and that the Group has net current liabilities, the financial statements have been prepared on a going concern basis.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.